Exhibit 99.5
Satyam Computer Services Limited

Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.
b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Satyam Computer Services Limited

c)	Revenue Recognition
i)	IT Services
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.
ii)	Business Process Outsourcing
Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.
d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.
e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets

Satyam Computer Services Limited

acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.
Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.
f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.
g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.
i)	Employee Benefits

Contributions to defined schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits”.
j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Satyam Computer Services Limited

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.
m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.
n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the period/year in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at June 30, 2006

Rs. in crores

		As at	As at	As at
	Schedule	30.06.2006	30.06.2005	31.03.2006
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	156.27	155.15	155.90
(b) Share application money, pending allotment		0.98	2.93	1.78
(c) Reserves and Surplus	2	4,552.34	3,368.36	4,159.57

		4,709.59	3,526.44	4,317.25

2. Minority Interest		—	4.55	4.15

3. Loan Funds
(a) Secured Loans	3	118.63	33.48	102.71

		4,828.22	3,564.47	4,424.11

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,369.72	1,114.76	1,317.21
(b) Less: Depreciation		875.05	737.63	840.21

(c) Net Block		494.67	377.13	477.00
(d) Capital Work in Progress		122.86	73.75	80.25

		617.53	450.88	557.25

2. Investments	5	—	73.25	—

3. Deferred Tax Assets (net)	6	25.35	9.01	4.62

4. Current Assets, Loans and Advances
(a) Inventories	7	0.18	0.18	0.19
(b) Sundry Debtors	8	1,248.21	901.02	1,168.42
(c) Cash and Bank Balances	9	3,427.11	2,454.66	3,111.70
(d) Loans and Advances	10	199.83	104.21	184.32
(e) Other Current Assets — Interest Accrued on Fixed Deposits		131.91	45.93	110.60

		5,007.24	3,506.00	4,575.23
Less: Current Liabilities and Provisions
(a) Liabilities	11	494.61	272.61	437.04
(b) Provisions	12	327.29	202.06	275.95

		821.90	474.67	712.99

Net Current Assets		4,185.34	3,031.33	3,862.24

		4,828.22	3,564.47	4,424.11

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Sr. Vice President (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : July 21, 2006

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the quarter ended June 30, 2006
Rs. in crores

		Quarter ended	Quarter ended	Year ended
	Schedule	30.06.2006	30.06.2005	31.03.2006
	Reference	(Unaudited)	(Unaudited)	(Audited)

Income
Services
— Exports		1,376.66	1,016.82	4,596.74
— Domestic		66.27	41.88	195.85
Other Income	13	74.48	23.42	333.25

		1,517.41	1,082.12	5,125.84

Expenditure
Personnel Expenses	14	831.61	639.07	2,804.70
Cost of Software and Hardware sold	15	0.68	0.20	2.00
Operating and Administration Expenses	16	255.63	178.72	819.71
Financial Expenses	17	2.55	0.47	5.54
Depreciation		36.17	31.31	137.28
Miscellaneous Expenenditure Written Off		—	0.05	0.07

		1,126.64	849.82	3,769.30

Profit Before Taxation		390.77	232.30	1,356.54
Provision for Taxation — Current		45.84	33.93	191.98
— Fringe benefit		2.85	3.56	9.46
— Deferred		(11.92)	1.70	6.04

Profit After Taxation and Before share of loss in associate company
and Minority Interest		354.00	193.11	1,149.06

Share of loss in associate company		—	(3.07)	(7.88)
Minority Interest		0.12	0.16	0.55

Profit After Taxation and share of loss in associate company and
Minority Interest		354.12	190.20	1,141.73

Add: Balance brought forward from previous period / year		2,008.48	1,252.80	1,252.80
Less: Residual dividend and additional dividend tax		—	—	1.23

Profit Available for Appropriation		2,362.60	1,443.00	2,393.30
Appropriations :

Interim Dividend (2005 — Rs. 2.00 per Equity Share)		—	—	64.46
Final Dividend (2005 — Rs. 5.00 per Equity Share)		—	—	163.87
Dividend paid by subsidiary to minority interest			—	0.47
Tax on distributed profits		—	—	32.02
Transfer to General Reserve		—	—	124.00

Balance carried to Balance Sheet		2,362.60	1,443.00	2,008.48

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		10.87	5.95	35.47
Diluted		10.48	5.81	34.10

No. of Shares used in computing Earnings Per Share
Basic		325,727,132	319,854,748	321,892,492
Diluted		337,948,545	327,205,545	334,813,432

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Sr. Vice President (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : July 21, 2006

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
Rs. in crores

		As at	As at	As at
		30.06.2006	30.06.2005	31.03.2006
		(Unaudited)	(Unaudited)	(Audited)

1.	Share Capital

	Authorised :
	375,000,000 Equity Shares of Rs. 2 each	75.00	75.00	75.00

	100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00	100.00

	Issued and Subscribed :
	326,310,041 (June 30, 2005 — 320,719,335; March 31, 2006 — 324,449,539)	65.26	64.14	64.89

	91,009,999 (June 30, 2005 — 91,009,999; March 31, 2006 — 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up (Refer note (d) of Schedule 18)	91.01	91.01	91.01

		156.27	155.15	155.90

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

	64,765,054 (June 30, 2005 — 64,039,698; March 31, 2006 — 64,680,600 ) Equity Shares of Rs. 2 each fully paid-up represent 32,382,527 (June 30, 2005 — 32,019,849; March 31, 2006 — 32,340,300) American Depository Shares

	11,770,041 (June 30, 2005 — 6,179,335; March 31, 2006 — 9,909,539) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	1,028.63	890.94	890.94
	Add: Received on account of issue of ADS / ASOP	57.02	36.17	137.69

		1,085.65	927.11	1,028.63

	Capital Reserve
	As at the commencement of the year	720.14	720.14	720.14

		720.14	720.14	720.14

	General Reserve
	As at the commencement of the year	407.15	283.15	283.15
	Add : Transfer from the Profit and Loss Account	—	—	124.00
	Less : Provision for leave encashment (Refer note (q) of Schedule 18)	18.05	—	—

		389.10	283.15	407.15

	Currency Translation Reserve	(5.63)	(5.84)	(5.35)

	Employee Stock Options
	Employee Stock Options Outstanding	0.48	0.80	0.52

		0.48	0.80	0.52

	Balance in Profit and Loss Account	2,362.60	1,443.00	2,008.48

		4,552.34	3,368.36	4,159.57

3.	Secured Loans

	Bank Overdraft	9.36	—	4.90
	External Commercial Borrowing	48.15	15.00	46.62
	Working Capital Loans	37.04	4.35	25.05
	Export Packing Credit	10.28	0.19	13.17
	Vehicle Loans	13.10	13.94	12.97
	Interest accrued and due on loans	0.70	—	—

		118.63	33.48	102.71

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

4. Fixed Assets

Rs. in crores
	GROSS BLOCK				DEPRECIATION				NET BLOCK
DESCRIPTION	As at			As at	As at	For the		As at	As at	As at
	01.04.2006	Additions	Deletions	30.06.2006	01.04.2006	period @	Deletions	30.06.2006	30.06.2006	31.03.2006
									(Unaudited)	(Audited)

1. Goodwill	93.79	23.50	—	117.29	—	—	—	—	117.29	93.79

2. Land & Land Development
—Freehold*	31.03	7.21	—	38.24	—	—	—	—	38.24	31.03
—Leasehold	8.13	—	—	8.13	0.02	—	—	0.02	8.11	8.11

3. Buildings**	101.76	—	—	101.76	13.24	0.90	—	14.14	87.62	88.52

4. Plant and Machinery (Including Computers)	840.84	14.73	1.04	854.53	665.45	28.68	1.04	693.09	161.44	175.39

5. Office Equipment	27.45	1.36	—	28.81	16.29	1.07	—	17.36	11.45	11.16

6. Furniture, Fixtures and Interiors	182.74	4.94	—	187.68	132.90	4.20	—	137.10	50.58	49.84

7. Vehicles	31.47	2.93	1.12	33.28	12.31	1.57	0.54	13.34	19.94	19.16

Total	1,317.21	54.67	2.16	1,369.72	840.21	36.42	1.58	875.05	494.67	477.00

As at 30.06.2005	1,014.22	102.07	1.54	1,114.76	705.65	32.77	0.80	737.63	377.13

*	Includes Rs. 12.24 crores (June 30, 2005 — Rs. 2.64 crores; March 31, 2006 — Rs. 12.24 crores) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores (June 30, 2005 — Rs. 26.44 crores; March 31, 2006 — Rs. 38.85 crores) constructed on leasehold land.

@	Depreciation for the period includes Rs.0.25 crores considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at 30.06.2006		As at 30.06.2005		As at 31.03.2006
		(Unaudited)		(Unaudited)		(Audited)

5.	Investments

a)	Long Term
i)	Trade (Unquoted )

	Investment in Associate Companies

	Sify Limited		—		73.25		—
	Nil (June 30, 2005 — 11,182,600)

	Other Investments

	Jasdic Park Company	0.75		0.75		0.75
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	0.26		0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—	0.49	—

	Intouch Technologies Limited	10.90		10.90		10.90
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for diminution	10.90	—	10.90	—	10.90	—

	Medbiquitious Services Inc.,	1.57		1.57		1.57
	(3,34,000 shares of ‘A’ series Preferred Stock of US $0.001 each, fully paid-up)
	Less : Provision for diminution	1.57	—	1.57	—	1.57	—

	Avante Global LLC.,	2.54		2.54		2.54
	(577,917 class ‘A’ units representing a total value of US $540,750, fully paid-up )
	Less : Provision for diminution	2.54	—	2.54	—	2.54	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series
	(Lodged as security with government authorities )		—		—		—

			—		73.25		—

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at	As at
		30.06.2006	30.06.2005	31.03.2006
		(Unaudited)	(Unaudited)	(Audited)

6.	Deferred Tax Assets (net)

	Debtors	10.98	9.56	11.02
	Advances	1.43	0.70	1.43
	Fixed Assets	(25.37)	(13.68)	(25.38)
	Others	38.31	12.43	17.55

		25.35	9.01	4.62

7.	Inventories

	Traded software and hardware	0.18	0.18	0.19

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	21.11	26.50	14.19
	(b) Other debts	1,227.10	874.52	1,154.23

		1,248.21	901.02	1,168.42
	Considered doubtful	87.39	76.12	85.13

		1,335.60	977.14	1,253.55
	Less: Provision for doubtful debts	87.39	76.12	85.13

		1,248.21	901.02	1,168.42

	* Debtors include Unbilled Revenue — Rs.272.78 crores (June 30, 2005 — Rs.73.78 crores; March 31, 2006 — Rs. 182.88 crores)

9.	Cash and Bank Balances*

	Cash on hand	0.13	0.30	0.14
	Remittances in Transit	9.38	—	—

	Balances with Scheduled Banks
	— on Current accounts	1,399.24	552.74	1,026.92
	— on Deposit accounts	1,856.39	1,799.68	1,909.16
	Unclaimed Dividend Accounts	4.96	4.54	5.05

	Balances with Non-Scheduled Banks**
	— on Current Accounts	119.51	97.40	126.27
	— on Deposit Accounts	37.50	—	44.16

		3,427.11	2,454.66	3,111.70

	*Includes unutilised amount of ADS issue proceeds — Rs. 179.23 crores (June 30, 2005 — Rs. 330.65 crores; March 31, 2006 — Rs. 262.20 crores) *Refer note (i) of schedule 18

10.	Loans and Advances

	(Considered good unless otherwise stated)

	Loans and Advances
	Secured — Loans	0.10	0.21	0.11

	Unsecured — Advances recoverable in cash or in kind or for value to be received	117.54	60.85	108.02
	— Deposits	82.19	43.15	76.19
	Considered doubtful — Advances	17.25	14.42	17.25

		217.08	118.63	201.57
	Less: Provision for doubtful advances	17.25	14.42	17.25

		199.83	104.21	184.32

11.	Liabilities

	Sundry Creditors
	— Dues to small scale industrial undertakings	—	—	—
	— Dues to other than small scale industrial undertakings	371.10	197.44	330.92
	Advances from Customers	1.67	1.01	1.41
	Unearned Revenue	66.39	29.39	52.68
	Investor Education Protection Fund — Unclaimed Dividends	4.96	4.53	5.05
	Interest accrued but not due on loans	0.47	—	—
	Other Liabilities	50.02	40.24	46.98

		494.61	272.61	437.04

12.	Provisions

	Provision for Taxation (Less payments)	25.92	56.12	36.94
	Proposed Dividend (Including tax thereon)	186.85	108.55	186.85
	Provision for Gratuity and Leave Encashment	114.52	37.39	52.16

		327.29	202.06	275.95

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

Rs. in crores
		Quarter ended	Quarter ended	Year ended
		30.06.2006	30.06.2005	31.03.2006
		(Unaudited)	(Unaudited)	(Audited)

13.	Other Income

	Interest on Deposits — Gross {Tax Deducted at Source Rs. 6.47 crores} (June 30, 2005 — Rs. 6.21 crores; March 31, 2006 — 25.96 crores)	29.37	27.75	116.24
	Profit on sale of Long Term Investments	—	—	216.43
	Gain/(Loss) on exchange fluctuations (net)	44.70	(4.83)	(2.10)
	Provision no longer required written back	—	—	0.89
	Miscellaneous Income	0.41	0.50	1.79

		74.48	23.42	333.25

14.	Personnel Expenses

	Salaries and bonus	773.50	596.25	2,595.48
	Contribution to Provident and other funds	52.90	39.22	188.86
	Staff welfare expenses	5.22	3.60	20.44
	Employee stock compensation expense	(0.01)	—	(0.08)

		831.61	639.07	2,804.70

15.	Cost of software and hardware sold

	Opening inventory	0.19	0.19	0.19
	Add: Purchases (net of returns)	0.67	0.19	2.00
	Less: Closing inventory	0.18	0.18	0.19

		0.68	0.20	2.00

16.	Operating and Administration Expenses

	Rent	21.65	17.88	78.03
	Rates and taxes	6.32	2.34	16.23
	Insurance	4.05	3.23	14.65
	Travelling and conveyance	81.54	59.26	253.70
	Communication	18.67	18.48	82.72
	Printing and stationery	1.53	1.61	6.91
	Power and fuel	9.36	7.54	29.24
	Advertisement	1.29	2.23	9.57
	Marketing expenses	18.64	14.06	64.56
	Repairs and maintenance
	— Buildings	0.64	0.14	1.65
	— Machinery	4.08	1.90	11.64
	— Others	5.60	3.36	21.23
	Security services	0.98	0.55	3.11
	Legal and professional charges	35.63	20.79	106.43
	Provision for doubtful debts and advances	2.26	—	11.83
	Loss on sale of Fixed assets (net)	0.22	0.31	0.93
	Directors’ sitting fees	0.01	0.01	0.04
	Auditors’ remuneration	0.36	0.20	1.69
	Donations and contributions	0.87	0.57	3.73
	Subscriptions	0.68	0.34	2.15
	Training and development	3.95	4.49	16.20
	Research and development	0.34	0.98	2.45
	Software charges	8.75	5.16	24.50
	Managerial Remuneration
	— Salaries	0.09	0.39	0.35
	— Commission	0.15	0.12	0.91
	— Contribution to P.F.	0.01	0.01	0.04
	— Others	0.05	0.05	0.19
	Visa charges	23.36	7.23	32.53
	Miscellaneous expenses	4.55	5.49	22.50

		255.63	178.72	819.71

17.	Financial Expenses

	Interest on packing credit	0.02	—	0.04
	Interest on working capital loans	1.20	0.10	1.86
	Interest on term loans	0.20	0.10	0.49
	Other finance charges	1.13	0.27	3.15

		2.55	0.47	5.54

Satyam Computer Services Limited

18.	Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

Sl. No.	Name of the Company	Country of	Extent of holding(%) as at
		Incorporation	June 30, 2006

	Subsidiaries :
1.	Nipuna Services Limited	India	100.00
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Technologies, Inc.	USA	100.00
4.	Knowledge Dynamics Pte.Ltd. @	Singapore	100.00
5.	Citisoft Plc. *	UK	100.00
	Associate :
6.	Sify Limited #	India	—
	Joint Ventures :
7.	CA Satyam ASP Private Limited	India	50.00
8.	Satyam Venture Engineering Services Private Limited	India	50.00

@	Knowledge Dynamics has been consolidated with effective date of October 01, 2005, the date of acquisition.

*	Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.

#	Sify Limited ceased to be an associate from November 09, 2005.

The reporting date for all the above companies is March 31 except as following:

—	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.
—	Satyam Technologies Inc. — December 31.

Sl. No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Country of	Extent of holding (%) as at
		Incorporation	June 30, 2006

1.	Info On Demand SDN BHD	Malaysia	100.00
2.	Knowledge Dynamics Private Limited	India	99.99
3.	Knowledge Dynamics USA Inc.	USA	98.00

Sl. No.	Subsidiaries of Citisoft Plc.	Country of	Extent of holding (%) as at
		Incorporation	June 30, 2006

1.	Citisoft Inc.	USA	100.00

b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

Satyam Computer Services Limited

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 20,314,038 equity shares of Rs. 2 each were outstanding as at June 30,2006 (June 30,2005 — 27,613,194; March 31, 2006 — 22,802,694).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	22,802,694	26,830,315	26,830,315
Granted	—	2,709,117	3,289,776
Exercised	(1,776,048)	(1,430,500)	(4,519,802)
Cancelled	(712,608)	(495,738)	(2,797,595)
At the end of the period / year	20,314,038	27,613,194	22,802,694

iii)	Associate Stock Option Plan (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 950,248 ADS (June 30, 2005 — 1,388,869, March 31, 2006 — 995,671) representing 1,900,496 equity shares of Rs. 2 each were outstanding as at June 30, 2006 (June 30, 2005 — 2,777,738, March 31, 2006 — 1,991,342).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	995,671	1,257,901	1,257,901
Granted	10,000	142,740	160,215
Exercised	(42,227)	(11,772)	(332,223)
Cancelled	(13,196)	—	(90,222)
At the end of the period / year	950,248	1,388,869	995,671

2)	Stock Option Scheme of Nipuna Services

In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	1,215,106	813,578	813,578
Granted	—	—	654,600
Exercised	—	—	—
Cancelled	(360,000)	—	(253,072)
At the end of the period / year	855,106	813,578	1,215,106

As at June 30, 2006, 855,106 (June 30, 2005 — 813,578, March 31, 2006 — 1,215,506), net of cancellations, options at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.

Satyam Computer Services Limited

c)	Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended June 30,		Year ended
	Particulars	2006	2005	March 31,2006
		(Unaudited)	(Unaudited)	(Audited)

1.	Profit After Taxation and share of loss in associate company (Rs. in crores )
	— As reported (Rs. in crores )	354.12	190.20	1,141.73
	— Pro forma (Rs. in crores )	338.11	159.98	1,044.09

2.	Earnings Per Share:
	Basic
	— No. of shares	325,727,132	319,854,748	321,892,492
	— EPS as reported (Rs.)	10.87	5.95	35.47
	— Pro forma EPS (Rs.)	10.38	5.00	32.44
	Diluted
	— No. of shares	337,948,545	327,205,545	334,813,432
	— EPS as reported (Rs.)	10.48	5.81	34.10
	— Pro forma EPS (Rs.)	10.00	4.89	31.18

The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30,		Year ended
	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Audited)

Dividend yield (%)	0.85	0.75	0.75
Expected volatility (%)	56.86	60.00	58.05
Risk-free interest rate (%)	7.00	7.00	7.00
Expected term (in years)	1.14	1.83	1.26

d)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

e)	Share application money pending allotment

Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

f)	Secured Loans

Bank Overdraft is secured by way of hypothecation of book debts.

External Commercial Borrowing is secured by way of movable and immovable property.

Working capital loan is secured by way of movable and immovable property.

Export Packing Credit loan is secured by way of hypothecation of book debts.

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

Satyam Computer Services Limited

g)	Investments

During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). Satyam Computer Services is also required to pay a maximum earn out consideration amounting to Rs.19.01 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits. On June 29, 2006, Satyam Computer Services acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million).

Satyam Computer Services is also required to pay a maximum earn-out consideration amounting to Rs.29.91 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT amounting to maximum of Rs. 22.81 crores (equivalent GBP 2.70 million) is contingent on Citisoft achieving certain revenue and profit performance targets.

h)	Land

During the quarter, Satyam Computer Services acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

i)	Balances with Non-Scheduled Banks

Rs. in crores
	As at June 30,		As at March 31,
Name of the Bank	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	—	—	—
Bank One, Canada	0.05	—	0.05
Barclays Bank London	2.26	—	2.45
Bank of America Boston	0.98	—	0.82
Bank One, Michigan	0.63	0.37	0.01
Banque National De Paris, Brussels	0.44	—	—
Banque National De Paris, Euro	0.01	—	0.01
Banque National De Paris, Saarbruecken	1.45	—	0.54
Banque Nationale De Paris, Hague	3.40	—	3.32
Banque Nationale De Paris, Ireland	0.78	—	0.42
Banque Nationale De Paris, Italy	2.93	—	—
Banque Nationale De Paris, France	1.49	—	1.05
Banque Nationale De Paris, Singapore	0.14	—	—
Banque National De Paris, Spain	0.79	0.69	0.69
Banque National De Paris, Taipei	2.45	1.00	2.15
Citibank NA, Bangkok	10.71	7.64	11.45
Citibank NA, Chicago	1.51	0.04	1.40
Citibank NA, Denmark	0.01	—	—
Citibank NA, Dubai	0.73	1.52	0.20
Citibank NA, Hong Kong	0.25	0.32	0.27
Citibank NA, Hungary	0.09	0.19	0.15
Citibank NA, Kuala Lumpur	3.66	1.41	0.67
Citibank NA, London	0.53	0.86	0.54
Citibank NA, New York	6.87	11.31	3.98
Citibank NA, New Zealand	1.20	0.47	2.20
Citibank NA, Seoul	8.48	5.92	8.27
Citibank NA, Singapore	3.81	7.71	2.54
Citibank NA, Johannesburg	1.41	0.36	1.51
Citibank NA, Sydney	7.84	20.29	6.28
Citibank NA, Toronto	2.85	1.84	2.24
Commerz Bank, New York	0.00	—	—
Dresdner Bank, Saarbruecken	6.10	1.65	12.27
Hong Kong and Shanghai Banking Corporation, London	19.66	10.12	12.14
Hong Kong and Shanghai Banking Corporation, Shanghai	0.39	1.14	1.37
Hong Kong and Shanghai Banking Corporation, Tokyo	6.98	8.33	9.79
Koonmin Bank, Seoul	0.05	—	—
KSB Bank N V, Brussels	4.59	0.66	2.31
Mitsui Sumitomo Bank, Tokyo	0.29	0.34	0.65
OCBC Bank, Singapore	0.02	—	0.30
OCBC Bank, Kuala Lumpur	0.07	—	0.11
Pudong Development Bank, Shanghai	0.04	0.07	0.03
Standard Chartered Bank, Singapore	0.01	—	—
UBS Bank of Switzerland	3.78	1.00	1.39
Unicredit Banca , Italy	1.01	2.43	0.90
United Bank, Vienna	2.67	2.12	28.71

Satyam Computer Services Limited

Rs. in crores
	As at June 30,		As at March 31,
Name of the Bank	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Wachovia Bank, Atlanta	1.55	1.71	1.54
Wachovia Bank, New Jersey	4.54	5.59	1.55
Woori Bank, Korea	—	0.29	—

	119.51	97.40	126.27

Balances held on Deposit Accounts
Banque National De Paris, Singapore	36.76	—	43.43
Citibank NA, Hungary	0.74	—	0.73

	37.50	—	44.16

j)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter ended June 30, 2006 and 2005 and for the year ended March 31, 2006 are as follows:

Business Segment

	Rs. in crores
	Quarter ended June 30, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	1,414.22	28.71	—	1,442.93
Inter Segment Sales	0.38	7.65	(8.03)	—

Total Revenue	1,414.60	36.36	(8.03)	1,442.93

Segment result—Profit/(Loss)	323.91	(5.07)	—	318.84
Interest expense	1.09	1.46	—	2.55
Other income	74.05	0.43	—	74.48
Income taxes	36.72	0.05	—	36.77

Profit/(Loss) from ordinary activities	360.15	(6.15)	—	354.00
Share of loss in associate company	—	—	—	—
Minority Interest	0.12	—	—	0.12

Profit/(Loss) after Tax and share of loss in associate company	360.27	(6.15)	—	354.12

Other Segment Information
Capital Expenditure	89.46	7.34	—	96.80
Depreciation	33.23	2.94	—	36.17
Non-cash expenses other than depreciation	2.41	0.06	—	2.47

Satyam Computer Services Limited

	Rs. in crores
	Quarter ended June 30, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	1,050.12	8.58	—	1,058.70
Inter Segment Sales	6.31	5.91	(12.22)	—

Total Revenue	1,056.43	14.49	(12.22)	1,058.70

Segment result—Profit/(Loss)	219.69	(10.33)	—	209.35
Interest expense	0.24	0.23	—	0.47
Other income	23.52	(0.10)	—	23.42
Income taxes	38.95	0.25	—	39.20

Profit/(Loss) from ordinary activities	204.02	(10.91)	—	193.11
Share of loss in associate company	(3.07)	—	—	(3.07)
Minority Interest	0.16	—	—	0.16

Profit/(Loss) after Tax and share of loss in associate company	201.11	(10.91)	—	190.20

Other Segment Information
Capital Expenditure	57.28	0.54	—	57.82
Depreciation	28.81	2.53	—	31.34
Non-cash expenses other than depreciation	0.27	0.04	—	0.31

	Rs. in crores
	Year ended March 31, 2006 (Audited)
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	4,732.14	60.45	—	4,792.59
Inter Segment Sales	12.76	28.14	(40.90)	—

Total Revenue	4,744.90	88.59	(40.90)	4,792.59

Segment result—Profit/(Loss)	1,060.10	(31.27)	—	1,028.83
Interest expense	2.95	2.59	—	5.54
Other income	332.46	0.79	—	333.25
Income taxes	206.95	0.53	—	207.48

Profit/(Loss) from ordinary activities	1,182.66	(33.60)	—	1,149.06
Share of loss in associate company	(7.88)	—	—	(7.88)
Minority Interest	0.55	—	—	0.55

Profit/(Loss) after Tax and share of loss in associate company	1,175.33	(33.60)	—	1,141.73

Other Segment Information
Capital Expenditure	319.54	7.62	—	327.16
Depreciation	126.10	11.18	—	137.28
Non-cash expenses other than depreciation	12.54	0.22	—	12.76

Particulars of Segment Assets and Liabilities

	Rs. in crores
	As at June 30, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Segment Assets	3,512.66	105.40	(19.09)	3,598.97
Investments	18.27	—	(18.27)	—
Bank Deposits	1,856.86	37.03	—	1,893.89
Other Assets	157.23	0.03	—	157.26

Total Assets	5,545.02	142.46	(37.36)	5,650.12

Segment Liabilities	778.70	36.37	(19.09)	795.98
Other Liabilities	40.61	103.94	—	144.55

Total Liabilities	819.31	140.31	(19.09)	940.53

Satyam Computer Services Limited

	Rs. in crores
	As at June 30, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total
Segment Assets	2,087.24	71.60	(47.57)	2,111.27
Investments	181.45	—	(108.20)	73.25
Bank Deposits	1,799.32	0.36	—	1,799.68
Other Assets	54.94	—	—	54.94

Total Assets	4,122.95	71.96	(155.77)	4,039.14

Segment Liabilities	449.97	16.15	(47.57)	418.55
Other Liabilities	68.27	21.33	—	89.60

Total Liabilities	518.24	37.48	(47.57)	508.15

	Rs. in crores
	As at March 31, 2006 (Audited)
Description	IT Services	BPO	Elimination	Total
Segment Assets	3,002.79	76.67	(10.90)	3,068.56
Investments	18.27	—	(18.27)	—
Bank Deposits	1,909.59	43.73	—	1,953.32
Other Assets	115.22	—	—	115.22

Total Assets	5,045.87	120.40	(29.17)	5,137.10

Segment Liabilities	663.41	23.54	(10.90)	676.05
Other Liabilities	51.70	87.95	—	139.65

Total Liabilities	715.11	111.49	(10.90)	815.70

Geographic Segment
Revenue attributable to location of customers is as follows:

	Rs. in crores
	Quarter ended June 30,		Year ended
Geographic location	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)
North America	927.64	702.76	3,105.68
Europe	273.64	188.10	907.36
Japan	15.74	15.23	67.34
India	66.27	41.88	195.85
Rest of the World	159.64	110.73	516.36

Total	1,442.93	1,058.70	4,792.59

Segment assets based on their location are as follows:

	Rs. in crores
	Segment Assets			Addition to fixed assets
	As at June 30,		As at March 31,	Quarter ended June 30,		Year ended
Geographic location	2006	2005	2006	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
North America	2,050.62	1,089.57	1,675.14	0.92	1.69	4.73
Europe	341.71	177.56	368.13	0.28	52.47	6.99
Japan	36.15	55.02	48.71	0.08	0.10	0.48
India	891.60	615.53	760.38	94.54	49.54	310.18
Rest of the World	278.89	173.59	216.20	0.98	0.61	4.78

Total	3,598.97	2,111.27	3,068.56	96.80	104.41	327.16

Satyam Computer Services Limited

k)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associate: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Others: Satyam Foundation Trust and Satyam Associate Trust (Enterprises where trustees are spouses of Whole-time Directors and Key Managerial Personnel).

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V.Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Venkatesh Roddam, M Satyanarayana, Murali V, Hari T, Deepak Mangla, Naresh Jhangiani and Seshadri Krishna.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)

Associate
Outsourcing	—	2.93	6.25
Fixed Assets	—	0.44	5.53
Other Services	—	0.56	0.57
Others
Contributions	0.87	0.51	3.62
Advances	—	—	0.71

Balances:

	Rs. in crores
	As at June 30,		As at March 31,
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Associate
Payables	—	3.38	—
Investments	—	73.25	—
Advances	—	—	—
Others
Advances	0.71	—	0.71

Transactions with Directors and Key Managerial Personnel

	Rs. in crores
	Quarter ended June 30,		Year ended
Nature of Transactions	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)

Remuneration to Whole-time Directors	0.15	0.15	0.93
Remuneration to Key Managerial Personnel	5.25	4.94	22.26
Professional charges paid to Director	—	—	0.99
Advances to Key Management Personnel	0.01	—	1.14

Balances due to / from Directors and Key Managerial Personnel

Rs. in crores
	As at June 30,		As at March 31,
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Remuneration payable to Whole-time Directors	0.22	0.21	0.22
Remuneration payable to Key Management Personnel	0.32	0.17	0.73
Advances due from Key Management Personnel	0.39	0.50	0.40

i)	Options granted and outstanding to the Key Management Personnel 3,232,363 {includes 614,870 options granted under ASOP — ADS} (June 30, 2005 — 3,796,088 {includes 823,112 options granted under ASOP — ADS}, March 31, 2006 — 3,695,892 {includes 633,172 options granted under ASOP — ADS}).

Satyam Computer Services Limited

l)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	21.65	17.88	78.03

	As at June 30,		As at March 31,
	2006	2005	2006

	(Unaudited)	(Unaudited)	(Audited)

Obligations on non-cancelable leases
Not later than one year	17.16	18.71	18.49
Later than one year and not later than five years	13.39	23.27	14.97
Later than five years	1.85	2.30	2.58

Total	32.40	44.28	36.04

m)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

S.No.	Particulars	Quarter ended June 30,		Year ended
		2006	2005	March 31, 2006
		(Unaudited)	(Unaudited)	(Audited)

Basic
1.	Opening no. of shares	324,449,539	319,265,291	319,265,291
2.	Total Shares outstanding	325,727,132	319,854,748	321,892,492
3.	Profit after Taxation and share of loss in associate companies (Rs. in crores )	354.12	190.20	1,141.73
4.	EPS (Rs.)	10.87	5.95	35.47

Diluted
5.	Stock options outstanding	12,221,413	7,350,797	12,920,940
6.	Total shares outstanding (including dilution)	337,948,545	327,205,545	334,813,432
7.	EPS (Rs.)	10.48	5.81	34.10

n)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs. in crores
Description	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	9.71	7.73	35.04
Other Income	0.22	(0.04)	0.25

Total	9.93	7.69	35.29

Personnel expenses	5.21	3.44	16.78
Other expenses	2.77	3.17	12.03
Interest	0.02	0.04	0.18
Depreciation	0.48	0.37	1.79

Total	8.48	7.03	30.78

Net Profit	1.45	0.67	4.51

Satyam Computer Services Limited

Rs. in crores
Description	Quarter ended June 30,		Year ended
	2006	2005	March 31,2006

Secured Loans	0.11	1.03	0.07
Unsecured Loans	0.5	3.43	0.50
Fixed Assets	3.67	0.18	3.79
Inventories	0.18	11.72	0.19
Sundry Debtors	12.84	1.03	10.48
Cash and Bank Balances	2.47	4.75	3.16
Loans and Advances	7.06	0.01	6.24
Current Liabilities	5.61	5.01	4.62
Provisions	2.52	1.45	2.33

o)	Commitments and Contingencies
i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$20 millions based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Equity Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 58.83 crores (June 30, 2005 — Rs. 36.93 crores, March 31, 2006 — Rs. 59.83 crores).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 154.34 crores (June 30, 2005 — Rs. 54.78 crores, March 31, 2006 — Rs. 118.89 crores).

iv)	Forward and Options Contracts outstanding Rs. 913.86 crores (equivalent US$198.00 millions) {June 30, 2005 — Rs. 746.58 crores (equivalent US$171.00 millions), March 31, 2006 — Rs. 966.36 crores (equivalent US$216.00 millions)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 22.00 crores) {June 30, 2005 — Rs. 7.20 crores, March 31, 2006 — (Rs. 3.75 crores)}.

v)	Claims against the company not acknowledged as debts
—	Income tax and Sales tax matters under dispute — Rs. 20.38 crores (June 30, 2005 — Rs. Nil, March 31, 2006 — Rs. 20.38 crores)
vi)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 0.11 crores (June 30, 2005 — Rs. 0.06 crores, March 31, 2006 — Rs. 0.10 crores).

vii)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 82.45 crores (June 30, 2005 — Rs. 106.27 crores, March 31, 2006 — Rs. 101.72 crores).

viii)	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 92.18 crores (June 30, 2005 — Rs. 87.10 crores, March 31, 2006 — Rs. 89.24 crores) (equivalent US $20 millions).

ix)	Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.

Satyam Computer Services Limited

p)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the company, and the amounts recognized in the consolidated balance sheets and profit and loss account.

Rs. in crores
Quarter ended
June 30, 2006

Projected benefit obligation at the beginning of the period	35.32
Current service cost	2.12
Interest cost	0.63
Actuarial loss/(gain)	(0.54)
Benefits paid	(1.53)
Projected benefit obligation at the end of the period	36.00

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period	36.00
Fair value of plan assets at end of the period	—

Funded status of the plans — (asset )/ liability	36.00
Liability recognised in the balance sheet	36.00

Gratuity cost for the period
Current service cost	2.12
Interest cost	0.63
Net actuarial (gain)/loss recognised in the period	(0.54)

Net gratuity cost	2.22

Assumptions
Discount rate	7%
Long-term rate of compensation increase	7%

Note: This being the first year of disclosure, previous year figures have not been furnished.
q)	Provision For Leave encashment

Effective April 1, 2006, Satyam Computer Services adopted the revised accounting standard on Employee Benefits. Pursuant to the adoption, the transitional obligations of Satyam Computer Services towards leave encashment amounted to Rs. 26.91 crores. As required by the standard, an amount of Rs. 18.05 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.

r)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs. in lakhs
Schedule No.	Description	As at June 30,		As at
		2006	2005	March 31, 2006

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.16	0.16	0.16
18(i)	Balances with non-scheduled banks
	ANZ Grindlays Bank, New York	0.09	0.09	0.09
	Bank One, Canada	4.93	0.17	4.96
	Commerz Bank, New York	0.24	0.23	0.24
	Standard Chartered Bank, Singapore	0.51	—	0.49

s)	Reclassification

Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the quarter ended June 30, 2006

Rs. in crores
		As at	As at	Year Ended
		30.06.2006	30.06.2005	31.03.2006
		(Unaudited)	(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	363.55	204.44	1,246.03
	Depreciation	36.17	31.31	137.28
	Loss on sale of Fixed Assets	0.22	0.31	0.93
	Profit on sale of shares in Associate Company	—	—	(216.43)
	Minority Interest	(0.12)	(0.16)	(0.55)

	Cash generated before changes in Working Capital	399.82	235.90	1,167.26

	(Increase)/Decrease in Inventories	0.01	0.01	—
	(Increase)/Decrease in Sundry Debtors	(79.79)	(102.34)	(365.77)
	(Increase)/Decrease in Loans and Advances	(15.50)	10.69	(63.23)
	Increase/(Decrease) in Current Liabilities and Provisions	83.19	12.51	168.55
	Income Taxes Paid	(59.71)	(28.01)	(154.50)
	Exchange differences on translation of foreign currency cash and cash equivalents	(45.13)	11.36	(1.20)

	Net Cash Flow from Operating Activities	282.89	140.12	751.11

B.	Cash Flows used in Investing Activities
	Purchase of Fixed Assets	(73.36)	(52.24)	(246.29)
	Acquisition of Citisoft Plc, net of cash acquired	(14.48)	(51.76)	(51.76)
	Acquisition of Knowledge Dynamics Pte Ltd., net of cash acquired	(3.59)	—	(7.02)
	Proceeds from sale of shares in Associate Company, (net)	—	—	228.24
	Proceeds from sale of Fixed Assets	0.36	0.44	1.66
	Interest income received	8.06	6.29	30.11

	Net Cash Flow from Investing Activities	(83.01)	(97.27)	(45.06)

C.	Cash Flows used in Financing Activities
	Proceeds from issue of Share Capital	55.58	36.02	138.08
	Receipt of Share Application money pending allotment	0.98	2.93	1.78
	Proceeds from Secured Loans	26.47	16.87	111.70
	Repayment of Secured Loans	(11.24)	(2.31)	(27.95)
	Financial Expenses Paid	(1.39)	(0.47)	(5.54)
	Dividends Paid	—	—	(183.75)

	Net Cash Flow from Financing Activities	70.40	53.04	34.32

D.	Exchange differences on translation of foreign currency cash and cash equivalents	45.13	(11.36)	1.20
	Net Increase in Cash and Cash equivalents during the period/year	315.41	84.53	741.57
	Cash and Cash equivalents at the beginning of the period/year	1,316.20	574.63	574.63

	Cash and Cash equivalents at the end of the period/year [1]	1,631.61	659.16	1,316.20

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	3,427.11	2,454.66	3,111.70
	Less: Long Term Deposits with Scheduled Banks
	considered as Investments	1,795.50	1,795.50	1,795.50

	Balance considered for Cash Flow Statement	1,631.61	659.16	1,316.20

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	4.96	4.54	5.05

1.	Includes amount set aside for payment of unclaimed dividends
2.	Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

For and on behalf of the Board of Directors

B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas	G. Jayaraman
Director	Sr. Vice President (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : July 21, 2006